Morgans Hotel Group Co. (Nasdaq: MHGC)

Presentation to ISS

April 21 2014

Kerrisdale Capital Management, LLC
1212 Avenue of the Americas, 3rd Floor
New York, NY 10036
Tel: 212.792.7999
Fax: 212.531.6153
Email: info@kerrisdalecap.com



Background – Morgans Hotel Group Co. (MHGC)

▸ <u>March 2013</u>: OTK Associates ("OTK") (13.91% shareholder) disclosed intent to nominate directors

▸ <u>April 2013</u>: MHGC ("Morgans" or the "Company") announced a $100 million rights offering in connection with transaction announced with the Yucaipa Companies; Morgans delayed its annual meeting

▸ <u>May 2013</u>: Yucaipa Companies LLC ("Yucaipa") filed a 13D/A urging MHGC to disclose its receipt of a $7.50/share proposal from a large international hotel company in November 2012 to acquire Morgans. MHGC did not pursue that bid or engage in formal negotiations. In February 2013 the large hotel company resubmitted a similar offer at the same price, which MHGC rejected again.

▸ <u>June 2013</u>: Following pressure from shareholders, MHGC announced that its director nominees intended to explore strategic alternatives

▸ <u>June 2013</u>: Yucaipa announced that it supports management's decision to explore strategic alternatives, including a sale of the Company

▸ <u>June 2013</u>: All seven OTK nominees were elected at the Company's 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting"), replacing management's nominees

▸ <u>September 5th, 2013</u>: Kerrisdale issued a press release stating that it intends to nominate a slate of director nominees to the Company's Board of Directors (the "Board") at the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). Kerrisdale further expressed its belief that Morgans should initiate an immediate public sale process to sell the Company.

▸ <u>March 12th, 2014</u>: Kerrisdale submitted nomination letter to the Company nominating seven director candidates for election at the Annual Meeting

▸ <u>May 14th, 2014</u>: Morgans intends to hold the Annual Meeting

Sources: MHGC SEC filings, press releases and media reports

KerrisdaleCapital

Why Change is Needed

▸ **Anything OTK can do, we believe a strategic acquirer can do better**

- In every critical factor needed for MHGC's success, whether it be capital, people or locations, global hotel operators can execute MHGC's plan faster, cheaper and with less risk

- Since OTK has taken control of MHGC, it has only managed to sign one small hotel contract, and has only made some modest reductions to SG&A

  ⇨ Strategic acquirers can cut more costs than MHGC as a standalone entity, and have the resources to grow MHGC's brands far more effectively

▸ **The time to sell is <u>now</u>: standalone strategy faces enormous execution risks and diminished time value of money**

- OTK will argue that value will be maximized by waiting for management to achieve standalone growth plan and operational improvements, and possibly selling in the future

  ⇨ MHGC's high operating costs, unconventional capital structure, and absence of an experienced management team poses significant execution risk for shareholders

  ⇨ Even if MHGC is successful in achieving its standalone plan, the value leakage from its standalone SG&A costs, combined with the significant risks and time value of money, make a future sale process worth far less than one today

Why Change is Needed (cont'd)

▶ **We believe that MHGC is worth far more in the hands of a strategic acquirer than as a standalone entity**

- A global operator has the balance sheet flexibility to quickly scale the platform

- Loyalty programs from an operator like Hyatt or Starwood could deliver far more clients

- Duplicate corporate overhead and public company costs can be quickly eliminated

▶ **We are confident MHGC will attract a very robust sale process, which will yield MHGC shareholders vastly more value than a standalone plan**

- There are numerous well-capitalized, publicly traded global hotel operating companies that can all achieve significant cost synergies by removing duplicate SG&A, and can better implement MHGC's growth strategy

  ⇨ An international hotel company submitted a $7.50/share bid on two separate occasions (disclosed on May 17th, 2013)

  ⇨ Morgans received **eight additional expressions of interest** during 2013 proxy fight

  ⇨ Yucaipa / Ron Burkle submitted a conditional bid for $8.00/share on November 1st, 2013

- Global hotel operating companies are trading at record valuations and are very well capitalized, allowing them to pay a significant premium to MHGC shareholders while making the transaction accretive for their own shareholders

Sources: MHGC SEC Filings

Why Change is Needed (cont'd)

▸ **After 10 months, OTK has yet to appoint a permanent CEO to run the business and the executives responsible for growth are gone**

    – Despite having no operating experience, Jason Kalisman was named as CEO

    – Morgans has managed to sign only one net operating contract in the past year

    – The board and CEO have fired several experienced executives responsible for growing MHGC over the past few years

    – The current board has failed to host a single quarterly conference call since obtaining control, effectively ceasing public dialogue with shareholders

▸ **Strained personal relationships between the current board and largest stakeholder**

    – The current board congratulates themselves on resolving costly litigation with Yucaipa and the former management team that OTK itself helped create

    – The current board elected to pay Yucaipa a $4m penalty in additional interest on the Series A Preferred Securities to disallow Yucaipa from obtaining an observer seat on the Board

    – The current board chose to retire $88m of Yucaipa's inexpensive 2.375% interest rate debt and fund it with more expensive L+565 financing

▸ **Misalignment of interests: OTK purchased its Morgan stake at an average cost of $15.20**

    – The CEO and current board are incentivized to employ risky strategies with the hope to eventually recover their cost basis

Sources: MHGC SEC Filings

Why Change is Needed (cont'd)

▸ **Our nominees have years of M&A and valuation experience; we will run a robust auction and capture synergy values for shareholders**

– We believe shareholder value maximization requires an immediate sale process. Our nominees, including Andrew Broad, Jordon Giancoli and Navi Hehar, have years of direct investment banking and transaction experience needed to ensure that MHGC runs a fair and transparent process aimed at maximizing shareholder value

– The legal experience of our nominees Alan Carr and John Brecker will assist with ensuring a transparent sale of the business and for individual hotels

▸ **Our retention of Andrew Zobler, CEO of the Sydell Group, will allow us to leverage the expertise of one of the highest-regarded veterans of the luxury boutique hotel space**

– The Sydell Group spearheaded and manages the Nomad Hotel and the Ace Hotel, which are two of the most exemplary luxury boutique hotels in New York City

– Sydell's positive relationship with Yucaipa will allow Morgans to have a more constructive relationship with the Company's largest creditor than under the current board

▸ **We will explore hiring permanent executives to replace Jason Kalisman while retaining the entirety of the existing management team to operate the business while the sale process is underway**

– We will leverage the expertise and network of Andrew Zobler on potential executives

– We've had discussions with CEO prospects but candidates decline to be public at this time

▸ **<u>Vote on the GOLD card today</u>**



OTK's Board Nominees have Failed to Perform

MHGC Continues to Underperform Peers Since OTK Assumed Control



140.00%
130.00%
120.00%
110.00%
100.00%
90.00%
80.00%
Jun-14-2013
Jul-03-2013
Jul-22-2013
Aug-08-2013
Aug-27-2013
Sep-16-2013
Oct-03-2013
Oct-22-2013
Nov-08-2013
Nov-27-2013
Dec-17-2013
Jan-07-2014
Jan-27-2014
Feb-13-2014
Mar-05-2014
Mar-24-2014
Apr-10-2014
Morgans (MHGC)
Hyatt Hotels (H)
Starwood (HOT)
Choice Hotels (CHH)
Marriott (MAR)
Wyndham (WYN)
Substantial underperformance since OTK took control

Source: CapitalIQ

OTK continues down a path of a standalone strategy, which will not work

As a Standalone Business, MHGC has Continually Underperformed



250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
Apr-18-2011
Jun-01-2011
Jul-14-2011
Aug-25-2011
Oct-07-2011
Nov-18-2011
Jan-04-2012
Feb-16-2012
Mar-30-2012
May-14-2012
Jun-26-2012
Aug-08-2012
Sep-20-2012
Nov-05-2012
Dec-18-2012
Feb-01-2013
Mar-18-2013
Apr-30-2013
Jun-12-2013
Jul-24-2013
Sep-05-2013
Oct-17-2013
Nov-29-2013
Jan-14-2014
Feb-27-2014
Apr-10-2014
Morgans (MHGC)
Choice Hotels (CHH)
Hyatt Hotels (H)
Marriott (MAR)
Starwood (HOT)
Wyndham (WYN)
Long-term underperformance given structural weaknesses

Source: CapitalIQ

As a standalone business model, MHGC is undercapitalized, inefficient and lacks the global infrastructure to maximize its value

KerrisdaleCapital

Simply Put, OTK's Strategy is Flawed

"Asset-Light" Strategy Done the Right Way

13 Feb 2006 | 15 Mar 2013
$20.00 | $5.12 (-74.4%)
Value Destruction

| **Obtain Market Value for Remaining Assets** | OTK is committed to pursuing a fully asset-light model, but only by testing the markets to ascertain fair market value for remaining assets. Assets sold will be properly taken through a robust competitive process that allows all potential buyers to make best and final offers |

| **Focus on Contract Structure** | We are only interested in management contracts that satisfy our strategic criteria, including minimal capital outlay and long duration commitment period, and are non-cancelable at interim periods (excluding change of control events) |

| **Focus on ROIC** | Capital expenditures within our assets should be determined thoughtfully and according to established ROIC hurdles. The criteria that governs incremental capital spending at our properties should be identical to the underwriting criteria applied to pursuing new deals. Every incremental dollar will have to compete with the highest and best use elsewhere |

| **Utilize Relationships** | The deep industry relationships that our slate possesses allows us to quickly and easily reach out to developers and landlords, domestically and in international gateway cities, who have a desire to pay Morgans for the use of their branded flags. We have already received numerous inbound expressions of interest for re-flagging existing assets as well as branding new development properties, in the event we are elected |

OTK Associates, LLC   38

Source: OTK Associates investor presentation for 2013 proxy contest (5/28/2013)

▸ Despite claims of "deep industry relationships" and receiving "numerous inbound expressions of interest," the current management team has signed only one new management contract — for a 78-room hotel

▸ **What MHGC has accomplished in a year, global hotel operators could potentially achieve in a week!**

▸ OTK criticized the prior management for the poor ROIC on contracts due to key commitments, yet OTK has placed significant off-balance-sheet risk on MHGC through cash flow guarantees

▸ Since assuming control, Morgans has provided NO disclosure about whether an investment bank or advisor has been retained to initiate a "robust competitive process" for its assets

OTK has Failed to Hire an Experienced Management Team

Committed to Working with Existing Management

13 Feb 2006 15 Mar 2013
$20.00|$5.12 (-74.4%)
Value Destruction

- To ensure a smooth transition and minimal disruptions, OTK's slate is committed to working with management where it is in the best interest of the Company
- However, we recognize the risk that existing management may opt to leave
- In the event management does choose to leave the company, we have already worked through a sequence of plans designed to fill the daily operating responsibilities and provide a permanent solution
  1. A number of members of our slate have the experience and willingness to step in, on an interim basis, to fill executive management roles in addition to their duties as directors
  2. We would begin a formal search process, employing the help of proven executive search firms to identify lodging and hotel sector talent
  3. We would make sure interim management is available as long as needed to help newly hired professionals get up to speed in their new roles
  4. We would provide existing and new potential stockholders with an opportunity to meet and share ideas with the management team

OTK Associates, LLC 36

Source: OTK Associates investor presentation for 2013 proxy contest dated 5/28/2013

- The current board assumed control nearly 10 months ago, and yet there is still no permanent CEO
- The board has failed to provide any update on the CEO search process
- Jason Kalisman, the interim CEO and a founding member of OTK Associates, has held that position since August 2013, despite having NO prior hospitality experience
- Since the current board assumed control, MHGC has ceased to conduct quarterly earnings conference calls, depriving shareholders of any opportunity "to meet and share ideas with the management team"
- Rather than adding management talent, OTK has instead fired the managers that have spearheaded the "turnaround" that OTK is taking credit for

Failure to Unlock Value by Selling Owned Assets at Market Value

Selling Assets at Market Value

13 Feb 2006 15 Mar 2013
$20.00 | $5.12 (-74.4
Value Destruction

- Morgans could generate an additional ~$385MM by running a process and selling its most valuable assets at market value
- Morgans is also likely to achieve pricing above cost for The Light Group given its growth in EBITDA as a result of contracts signed with Delano South Beach and Delano Las Vegas

Estimated Market Value

	Hudson	Delano	The Light Group (2)	Total
Keys	866	194	--	1,060
Price per Key (1)	$400,000	$1,000,000	--	$574,057
Aggregate Value ($MM)	**346.4**	**194.0**	**68.1**	**608.5**
Less: Debt ($MM)	(180.0)	(25.0)	(18.0)	(223.0)
Equity Value ($MM)	**166.4**	**169.0**	**50.1**	**385.5**

Source: Company Filings, Broker Research

Net Cash Proceeds for Further Deleveraging and Investment in Future Growth

OTK Associates, LLC 39

Source: OTK Associates investor presentation for 2013 proxy contest dated 5/28/2013

- During last year's proxy contest, OTK stated that MHGC can generate an additional $385m by selling Morgans' most valuable assets at market value
- The board has yet to inform shareholders about the timing of the sale process. Given the significant increase in market multiples since last year, the timing is critical
- Shareholders have not been provided any update on the current valuation for the core management business

Balance Sheet Issues Remain a Concern



Our Slate has the Experience to Restructure Morgans' Balance Sheet

13 Feb 2006 15 Mar 2013
$20.00|$5.12 (-74.4%)
Value Destruction

- Over the next 18-42 months Morgans has a significant amount of debt maturing
- Given the Company's performance and lack of credibility Morgans will likely have difficulty refinancing debt at attractive rates
- **The Company will benefit from a board of directors that has the experience and the relationships necessary to help management understand all the solutions available to the Company and to help restructure the balance sheet**
- Our slate has both the finance and capital markets experience and the relationships to help management develop solutions and position the balance sheet for future growth

Debt Maturity Schedule[1]

As of December 31, 2012
$MM

Includes $172MM of Convertible Notes
Includes $180MM Hudson Mortgage
Includes $99MM Yucaipa Preferred

	2013	2014	2015	2016	2017	Thereafter
$MM	0	198	198	99	0	50
% of Total Debt	-	36%	36%	18%	-	9%

Source Company Filings

OTK Associates, LLC   1. Excludes the Clift debt, the Capital Lease Obligation, and the Restaurant Lease Obligation   41

Source: OTK Associates investor presentation for 2013 proxy contest (5/28/2013)

- ▸ Failure to appoint Yucaipa Investors' nominee to the board after the 2013 shareholder meeting has resulted in a 4% increase in dividend rate on Series A preferred securities

- ▸ The current board chose to retire $88m of Yucaipa's inexpensive 2.375% interest rate debt and fund it with more expensive L+565 financing

- ▸ Growing off-balance-sheet obligations: MHGC has made over $30m of cash flow guarantees to hotel operators

- ▸ The amount of time, money and energy spent on balance sheet items is a complete waste: MHGC's entire debt burden can easily be relinquished by well-capitalized global hotel operators

Unfulfilled Promises Have Exacerbated Execution Risk

We Can Right the Ship

13 Feb 2006 15 Mar 2013
$20.00 | $5.12 (-74.4%)
Value Destruction

Reality

First:
- Replace Board of Directors ✓



Second:
- Reduce Excessive Cost Structure ✗
- Successfully Execute "Asset-Light" Strategy ✗
- Re-Establish Brand Value & Explore Growth Opportunities ✗
- Restructure the Balance Sheet ?









OTK Associates, LLC 34

Source: OTK Associates investor presentation for 2013 proxy contest dated 5/28/2013



Selling to a Strategic Buyer is a Better Option

Why Sale to a Strategic Buyer Makes Sense

Needs	MHGC Standalone	Global operators
Capital	MHGC has a very high cost of capital, its lack of financing restricts and slows growth, its debt burden creates enormous financial risk	Global operators have billions in capital, and can finance MHGC's growth plans faster, cheaper and with less execution risk
People	MHGC has had to reduce SG&A, has fired many of its high-profile executive hires from Marriott, has difficulty finding and hiring top talent	Global operators have thousands of managers in every country across the globe, local legal expertise, can hire the best people, etc.
Hotels	MHGC has to find hotels around the world despite little local knowledge or talent, and convince hotel owners to license its brand in new areas	Global operators already have hundreds of hotels that could be converted to a luxury or lifestyle brand
Trust	MHGC's financial troubles and execution issues	Global operators have successfully expanded thousands of keys and have built reputations over decades
Loyalty	MHGC lacks scale for a meaningful loyalty program	Global operators can tap into multi-billion dollar global loyalty programs to increase volume

In every critical success factor for MHGC to succeed, global operators have superior resources, experience and ability

MHGC as a Standalone Business is Inferior in Every Respect

	MHGC	MAR	HOT	H	IHG	CHH
Capital						
Mkt Cap	$265	$16,500	$15,000	$8,400	$8,200	$2,600
Revenue	$236	$2,500	$3,500	$2,500	$1,900	$720
Debt / TEV	85%	15%	10%	15%	14%	25%
People + Hotels						
Employees	4,400	123,000	181,000	45,000	8,200	1,100
Properties	11	3,900	1,200	550	4,700	6,300
Countries	< 10	70	100	50	100	35

MHGC is understaffed, undercapitalized, and geographically isolated relative to the established operators

Current Share Price is Supported by Expectation of a Transaction...



MHGC Closing Share Price

OTK nominees gain Board control (6/14/2013)

OTK sent nomination letter to the board (3/18/2013)

$7.50/share offer disclosed (5/17/2013)

MHGC announced $100mn rights offering (4/1/2013)

Kerrisdale issues press release about nominating a slate of directors. Reiterates that MHGC should consider a strategic transaction (9/5/2013)

MHGC receives $8.00/share offer from Yucaipa (11/1/2013)

Source: FactSet

KerrisdaleCapital

...Such Expectation is Evident in MHGC's Trading Multiple



EV/LTM EBITDA

EV/2014 EBITDA[1]	
Morgans Hotel	15.8x
Choice Hotels	15.5x
Hyatt Hotels	12.3x
Marriott	13.9x
Starwood Hotels	13.1x
Wyndham	11.2x
Peer Median	**13.1x**

Chart values: Morgans Hotel 20.6x, Marriott 17.4x, Hyatt Hotels 15.8x, Choice Hotels 15.7x, Starwood Hotels 13.2x, Wyndham Worldwide 11.7x

Sources: FactSet, CapitalIQ.
(1) MHGC EV/Fwd 1 year EBITDA based on EBITDA estimate of $55mn for FY14

KerrisdaleCapital

Performance Does Not Support Valuation – ROIC



FY13 Return on Invested Capital (%)

Source: FactSet

KerrisdaleCapital

A Sale Eliminates Execution Risk

▶ Recent execution missteps highlight how difficult it is for MHGC to execute on its growth strategy

   − **<u>Failed hotel expansions</u>**

      ⇨ Delano Marrakech: hotel contract was terminated in less than a year

         ◆ $8 million cash flow guarantee now in legal arbitration

      ⇨ Las Vegas Delano: delayed several times, now slated for late 2014

      ⇨ Hudson London: hotel plan has been terminated

   − **<u>Legal disputes</u>**: Litigation has cost $4 million of excess annual dividend on preferred stock

> **MHGC has had numerous costly missteps over the past year, investors should not ignore the difficulty in actually executing a standalone plan**

A Sale Eliminates Financial Risks

▶ In addition to an enormous debt burden, MHGC has off-balance-sheet commitments that create a great deal of financial and executional risk

– 2014: MHGC has ~$130 million of debt + interest due in 2014

– 2014 – 2016: MHGC must be prepared to fund sizable off-balance-sheet key commitments and potential cash flow guarantees

Off-Balance-Sheet Commitments		Debt [2,3]		Obligation Schedule [3,4]	
Key money and financing	$32.5	Hudson Mortgage	450	2014	130
		Trust Preferreds	50	2015- 2017	502
Cash Flow Backstops		Rest. Promissory Notes	11	2018 - 2020	22
Cash flow guarantees	13.0	Convertible Notes	85		
Guarantees in dispute [1]	8.0	Series A Prefs	107		
		Hudson Leases	6		
Commitments	**$53.5**	Minority Interest	5		
Amounts due within one year	*$25.5*		**$714**		

1. Guarantee to Delano Marrakech is in dispute
2. Estimated, pro Forma recent refinancing
3. Excl. Clift Lease ($92m)
4. Source: 10-k, assumes TLG notes have been repaid

Many things can go wrong in MHGC's standalone plan, and a lack of capital means there is significant risk of a dilutive equity financing or bankruptcy

MHGC is Nowhere Close to Achieving Plan

▸ Since OTK took over MHGC, the business has added one hotel contract (Morgans Istanbul) and has lost two contracts (Delano Marrakech, Hudson London)

▸ We estimate that MHGC's potential fee income (including all announced signed hotels) is only $43 to $48 million

Current Management Fees [1]				**$27**	**$27**
Under Construction				**Fee per Key**	
Brand	*City*	*Keys*	*Opening*	*$750*	*$1,000*
Mondrian	Doha	270	2014	$2	$3
Mondrian	London	360	2014	$3	$4
Mondrian	Baha Mar	310	2014	$2	$3
Delano	Moscow	160	2015	$1	$2
Licensing					
Delano	Las Vegas	1114	2014	$3	$4
Signed					
Morgans	Istanbul	78	2014	$1	$1
Mondrian	Istanbul	128	2014	$1	$1
Delano	Cesme	200	2014	$2	$2
Delano	Columbia	211	2016	$2	$2
New Contracts				**$16**	**$21**
Potential Fee Income		**2,831**		**$43**	**$48**

1. Year ending Dec 31, 2013
2. Estimate for licensing agreement based on 4/1/2013 conference call

FY13 EBITDA Growth Largely Driven by Legacy Board Decisions



Contribution Analysis
(Total Hotel and F&B EBITDA)

- **$32.5** FY12 EBITDA
- **$9.9** Hudson — Increase in Hudson EBITDA following renovation in 2011/2012. Undertaken by prior mgmt team
- **$2.6** Delano
- **$2.6** Las Vegas restaurant lease — Las Vegas lease agreements signed by prior mgmt. team
- **$2.5** Other properties
- **$50.0** FY13 EBITDA

$ millions

Source: FactSet

KerrisdaleCapital

Standalone Value is Substantially Less Than a Potential Sale Price

▶ When accounting for the considerable financial and operating risk of owning an undercapitalized company, we have little doubt that a current sale process is a far more attractive proposition

Net Present Value	Standalone			Sale	
	2014E	2015E	2016E	2014E	2015E
MHGC Forecasted Fee Income	$30	$40	$48	$30	$40
Corporate SG&A	(20)	(20)	(20)	0	0
Management Fee EBITDA	$10	$20	$28	$30	$40
Multiple (of Forward EBITDA)		10.0x		10.0x	
Value of Management Contracts [1]		$280		$400	
Discounted Value [2] 15.0%		$212		$348	
Hudson		433		433	
Delano		194		194	
Less: Net Debt & Obligations		(605)		(605)	
Discounted Equity Value		$233		$369	
Diluted Shares [3]		36.6		36.6	
Discounted Equity Value / Share		$6.38		$10.10	

1. Valuation based on forward-year EBITDA

2. Discounts standalone value 2 years from now, versus sale completed one year from now

3. For sake of comparison, assumed constant share count at different values

A sale process will yield a far higher value on a net present value basis because it realizes value faster, and cost synergies are more certain

Source: Kerrisdale analysis

Value for Strategic Buyer: Cost Synergies

- OTK might argue that by selling now, shareholders will not receive credit for future growth
- MHGC's entire growth pipeline, which entails enormous execution risk, is basically equivalent to the cost cuts a strategic acquirer can achieve today
  - Strategic acquirers can eliminate almost all of MHGC's corporate SG&A: public company costs, audit, website & IT, consulting, legal, executive, etc.



EBITDA (2013)
$66
Eliminating corporate SG&A is equivalent to a ~70% increase in EBITDA!
$27
$39
Standalone
Strategic
Standalone EBITDA
Corp. SG&A

EBITDA - Interest (2013)
$31
Eliminating corporate SG&A is equivalent to a ~700% increase in EBITDA - Interest!
$27
$4
Standalone
Strategic
Standalone Cash Flow
Corp. SG&A

Source: Kerrisdale analysis

SG&A is an enormous cost burden for MHGC; the cost burden to equity holders is even more pronounced due to leverage

KerrisdaleCapital

MHGC Has Potential for Significant Cost Synergies



SG&A Expense % of Revenue

- Morgans Hotel: 37.0%
- Choice Hotel: 15.7%
- Wyndham Worldwide: 14.4%
- Hyatt Hotels: 7.7%
- Starwood Hotels: 6.2%
- Marrriott International: 5.5%

Source: FactSet

Operational improvements or growth are overwhelmed by the enormous value leakage from MHGC's SG&A costs; it is simply too small to compete

MHGC Assets have Strategic Importance

▶ Global hotel operators are aggressively looking to expand their luxury / lifestyle offerings and MHGC's brands will be highly sought after

▶ Starwood's expansion of the W and Le Meridien brands are a perfect illustration of how a strategic acquirer can do far more with a luxury brand than a smaller independent can

▶ Marriott International has done the same with its Autograph Collection. The Autograph Collection comprises of upscale and luxury independent hotels located in major cities and desired destinations worldwide. The number of Autograph Collection hotels increased from 27 (year end 2011) to 56 properties (year end 2013) operating in 15 countries and territories. And in 2013, Marriott announced a collaboration with Inter IKEA Group to develop its newest brand, Moxy Hotels, a design-led, lifestyle budget hotel developed around the needs of Generation X and Y travelers.

Source: SEC filings

Global hotel operators are focusing intensely on luxury / lifestyle brands, and MHGC is a unique and scarce asset

KerrisdaleCapital

OTK Standalone Strategy vs. Kerrisdale's Sale Strategy

Strategy	OTK Standalone	Kerrisdale Sale
Growth	- OTK wants to grow MHGC organically - In the past year, OTK has managed to sign <u>only one</u> net contract - MHGC has <u>significant execution risk</u>	Global operators have hotels around the world, local managerial talent, and can achieve far more growth, faster, cheaper and at lower risk
Reduce Debt	- OTK and management are spending considerable time dealing with MHGC's debt - Millions have been spent due to legal battles with Yucaipa	Global operators have billions in capital and have a dramatically lower cost of capital than MHGC: a synergy that can be realized <u>today</u>
Cut Costs	- OTK plans to continue reducing SG&A - Even after accounting for the recent spending cuts, SG&A would still be nearly $20 million / year	Global operators can cut more costs than MHGC can ever hope to do on a standalone basis, and they can do so faster, with less risk
Value	- OTK plans to create value by executing its standalone strategy, and hopes MHGC's share price is worth materially more in the future	Kerrisdale believes OTK's strategy has enormous financial and execution risk, and will take years to execute; a sale process will create <u>far more present value with little risk</u>

Whatever plan OTK has for MHGC, a well-capitalized global hotel operator can achieve these outcomes cheaper, faster, and at far lower risk

Today's Favorable Sale Conditions May Not Persist

▸ MHGC today benefits from the perfect conditions for a sale

– *Interest rates*: low rate environment is very supportive for real estate transactions: the Hudson and Delano hotels can attain peak prices

– *Strategic company valuation*: Strategic companies are trading at record valuations, have very well-capitalized balance sheets, and are aggressively pursuing expansion of luxury / lifestyle assets

– *Strategic importance*: As large global operators acquire other boutique brands (e.g., Starwood acquisition of *W* or *Le Meridien* brands), the strategic importance of MHGC declines

⇨ It is critically important that MHGC expand its brands quickly to develop global awareness, or risk losing to far better managed, far better capitalized, and far better known brands such as Starwood's *W* brand

As time passes, peak valuation conditions could pass, or strategic acquirers could choose to pursue other acquisitions than MHGC



Governance Concerns

MHGC Board is not Truly Independent

▸ **Four of the nine nominees are closely affiliated with OTK and the families that control OTK, namely, Taubman and Olshan**

  – Two are young Olshan family members, one is an employee of an Olshan family business, one is a young Taubman family member



Source: Morgans Hotel Group investor presentation (previous mgmt.) dated 5/31/2013, adjusted to remove Parag Vora, who is not seeking reelection

KerrisdaleCapital

Corporate Governance Concerns

▸ Almost 10 months after gaining control, the board has yet to disclose details of the CEO search process

▸ The board has allowed Mr. Kalisman to operate as interim CEO, despite his lack of hospitality industry experience

▸ The current nominees could have expanded the Board size to add a Yucaipa Investor candidate. Instead, shareholders were penalized by allowing the dividend rate on Series A preferred (held by Yucaipa) to rise by 400 basis points to 12%

▸ The proxy statement provides very limited information on how senior management would be compensated on a going forward basis (no disclosure on benchmarks, hurdles, etc.)

▸ The board has not provided any details as to whether it considered Yucaipa's $8/share offer and if so, what was its basis for rejecting it

MHGC Manipulated the Corporate Machinery

<u>Unilaterally</u> Increased Size of the Board <u>Just 40 Days</u> Prior to Annual Meeting & After Record Date

▶ Board increased from 7 to 9 members more than 3 weeks after Kerrisdale nominated what it believed to be a full slate of 7 director candidates

▶ MHGC knew Kerrisdale would not have time to identify two additional nominees at this late stage

▶ Therefore, the current Board's manipulation has ensured that two of MHGC's director nominees will be elected to the Board at the Annual Meeting

▶ Tilted playing field in favor of MHGC since stockholders can't vote for full slate on Kerrisdale's proxy card

▶ MHGC's actions designed to disenfranchise stockholders and frustrate Kerrisdale's proxy solicitation

Agreement with Jonathan Langer – Raises Add't Independence Concerns

▸ On February 9, 2014, the Company entered into a one-year consulting agreement with Jonathan Langer, a member of the Company's board. Under the terms of the consulting agreement, Mr. Langer will provide services to the Company in connection with various strategic and financial opportunities.

▸ Pursuant to the consulting agreement, in consideration of Mr. Langer's efforts in connection with the 2014 loan, including negotiating with the lenders and overseeing the transaction on the Company's behalf, Mr. Langer is entitled to a payment of $495,000 (or 0.11% of the aggregate proceeds from the 2014 loan), payable in cash or stock, at the Company's election.

▸ Under the terms of the consulting agreement, Mr. Langer may also be compensated for the successful negotiation of a revised hotel management or new franchise agreement with one of the Company's existing hotels in an amount equal to 2.0% of the projected management, incentive and franchise fees to be earned by the Company during the duration of the management or franchise agreement, plus certain other potential fess not to exceed $250,000. Under the consulting agreement, the Company and Mr. Langer may agree in the future to expand the scope of services Mr. Langer is providing to the Company.



Our Plan and Nominee Background

Our Nominees Have Relevant Experience

▸ **M&A experience**

　– We believe shareholder value maximization requires an immediate sale process. Our nominees, including Andrew Broad, Jordon Giancoli and Navi Hehar have years of direct investment banking and transaction experience needed to ensure that MHGC runs a fair and transparent process aimed at maximizing shareholder value.

▸ **Industry and operational expertise**

　– During the sale process, MHGC will have to maintain operational focus and seek organic growth through new management contracts. Our nominee Andrew Broad has +15 years of hotel industry experience. More importantly, he has the network and expertise to ensure a sale of the Hudson and Delano properties to maximize shareholder value.

▸ **Balance sheet restructuring**

　– MHGC has a complex balance sheet and the current board has increased the level of leverage. Our nominees, Sahm Adrangi and Spencer Wells, have the relevant experience necessary for ensuring successful balance sheet restructuring.

　– Lastly, our nominees, Alan Carr and John Brecker, have legal and transactional experience (both have overseen transactions from the director perspective) that will assist with ensuring a transparent sale of the business and / or individual hotels.

　– Overall, our nominees have the right skill set and experience needed to ensure a successful outcome at MHGC.

Why We are Confident About a Successful Sale Process

▸ **Based on our experience, MHGC will undergo a very aggressive auction process which should yield significant synergy value for MHGC shareholders**

– **Multiple bidders:** There are numerous well-capitalized, publicly traded global hotel operators that would be interested in acquiring a unique asset like MHGC

⇨ An international hotel company submitted a $7.50/share bid on two separate occasions (disclosed on May 17th, 2013), prior to conducting any due diligence

⇨ Morgans received **eight additional expressions of interest** during 2013 proxy battle

⇨ Yucaipa submitted a conditional bid for $8.00/share on November 1st, 2013

– **Strategic value:** Large operators are expanding their boutique platforms (Autograph by Marriott and Starwood's W and Le Meridian brands)

⇨ In Oct. 2012, when market valuations were 40% lower than today, Marriott acquired the Gaylord management company for $210m, outbidding 3 other major hotel operators

– **Enormous synergies that can be achieved by multiple bidders:** All the major hotel operators can easily generate SG&A cost synergies; some are well positioned to generate significant revenue synergies as well

Given MHGC's strategic value, the potential for revenue and cost synergies, and the fact that MHGC received numerous unsolicited offers last year, we are confident a sale process will achieve significant value creation

KerrisdaleCapital

Our First Steps

▶ **If elected our nominees would immediately initiate the following workstreams:**

– Retain investment banker to initiate a full and transparent public sale process

– Engage Andrew Zobler as an advisor. Andrew Zobler is the CEO of the Sydell Group, which spearheaded and manages the Nomad Hotel and the Ace Hotel in New York and is one of the most well-regarded developers of lifestyle boutique hotel brands.

– Re-establish communication with shareholders and analyst community

– Supplement the board with additional operating expertise as necessary

▶ **The board should not be running Morgans and the chairman should not be CEO**

– Our nominees do not intend to run the day-to-day business as OTK appears to have done

– We're currently in discussions with potential CEO nominees, and will also consider retaining current management, or hiring from within

Source: MHGC filings

KerrisdaleCapital

Our Nominees

▸ **Sahm Adrangi**

   – Mr. Adrangi is the portfolio manager of Kerrisdale Capital Management

   – Previously he was an investment analyst at Longacre Fund Management, LLC, a distressed debt credit fund ("Longacre"), from April 2007 to February 2009. Prior to Longacre, Mr. Adrangi worked in the bankruptcy restructuring group at Chanin Capital Partners, from December 2005 to March 2007, and the leveraged finance group of Deutsche Bank Securities, from April 2004 to October 2005

   – Bachelor of Arts in economics from Yale University

   – Extensive capital markets knowledge experience

▸ **John Brecker**

   – Mr. Brecker is currently a partner at Drivetrain Advisors

   – Formerly co-founder of Longacre Fund Management, LLC ("Longacre"), a global credit investment firm that managed $2.7bn of assets for more than 200 investors globally. Prior to co-founding Longacre, Mr. Brecker served as vice president at Bear, Stearns & Co and a corporate lawyer at both Pryor, Cashman and Angel & Frankel

   – Currently serves on the board of directors of Catalyst Paper Corporation, Broadview Networks, Inc., and Dune Energy, Inc.

   – Juris Doctorate from St. John's University and a B.A. from American University

   – Extensive experience managing investments and corporate law background

Our Nominees (cont'd)

▸ **Andrew Broad**

- Mr. Broad is a veteran of the hospitality industry with 15+ years of experience in hotel brokerage, third party hotel management, and brand development. He has been the principal hotel broker for over 150 hotel transactions throughout the United States

- In the last 18 months, involved personally in the sale of over 50 hotels including hotels in the Mid-Atlantic, Upper Midwest, Northeast, Southeast and Southwest US. Currently serves as a vice president and partner at Hotel Assets Group, a firm he joined in 2010

- Prior to joining Hotel Assets Group, served as senior vice president at Alliance Hospitality Management from 2008 through 2010

- Graduate of the Cornell School of Hotel Administration

- Extensive experience in the hospitality industry and involvement in hotel transactions

▸ **Alan Carr**

- Mr. Carr is currently a partner at Drivetrain Advisors.

- Was formerly managing director of Strategic Value Partners where he led financial restructurings for companies in North America and Europe

- Prior to that, Mr. Carr was a corporate attorney at Skaddan, Arps, Slate, Meagher & Flom

- Juris Doctorate from Tulane Law School and a B.A. from Brandeis University

- Extensive experience completing complex transactions and corporate law background

Our Nominees (cont'd)

▸ **Jordon Giancoli**

- Mr. Giancoli is a principal and director of research at Kerrisdale Capital Management

- Prior to joining Kerrisdale he was an associate at Ondra Partners, a London-based M&A and strategic advisory firm and an analyst at the Mergers & Acquisitions group at HSBC Securities

- Graduated from the University of Pennsylvania with a Bachelor of Applied Science in biomedical science

- Financial and investment management experience

▸ **Navi Hehar, CFA**

- Mr. Hehar is a principal at Kerrisdale Capital Management

- Prior to joining Kerrisdale he was an analyst at Royal Capital Management LLC, and worked in the Mergers & Acquisitions group at Genuity Capital Markets in Toronto

- Graduated from York University with a Bachelor of Business Administration and the Wharton School with a Master of Business Administration. Mr. Hehar holds the Chartered Financial Analyst designation

- Extensive sell-side mergers & acquisitions experience

Our Nominees (cont'd)

▶ **L. Spencer Wells**

- Mr. Wells is a partner at Drivetrain Advisors

- Previously, he served as a partner with TPG Special Situations Partners ("TSSP") with joint responsibility for a multi-billion dollar portfolio of distressed credit investments. Prior to joining TSSP, Mr. Wells was a partner and portfolio manager for Silverpoint Capital, and a director with the Union Bank of Switzerland. Earlier in his career, Mr. Wells was a vice president with Deutsche Bank and an associate with Bankers Trust

- Graduated from Columbia Business School with a Master of Business Administration

- Financial background and extensive experience overseeing investments

Conclusion

▸ **Standalone strategy could face execution risks and diminished time value of money**

  – The board/management has failed to fulfill its promises from last year's proxy contest

  – MHGC's high operating costs, unconventional capital structure, and absence of an experienced management team poses significant execution risk for shareholders

▸ **We believe that MHGC is worth far more in the hands of a strategic acquirer than as a standalone entity**

  – A global operator has the balance sheet flexibility to quickly scale the platform

  – Duplicate corporate overhead and public company costs can be quickly eliminated

▸ **A robust sale process should yield MHGC shareholders vastly more value than a standalone plan**

  – The incumbent board had committed to exploring a process before OTK gained control

  – Yucaipa / Ron Burkle submitted a conditional bid for $8.00/share on november 1st, 2013

  – Management and board of directors have yet to take any formal action on these bids

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Disclaimer

As of the publication date of this report, Kerrisdale Capital Management LLC, and its affiliates (collectively "Kerrisdale"), others that contributed research to this report and others that we have shared our research with (collectively, the "Authors") have long positions in and own options on the stock of Morgans Hotel Group Co. (the "Company") covered herein and stand to realize gains in the event that the price of the stock increases. Following publication of the report, the Authors may transact in the securities of the Company covered herein. All content in this report represent the opinions of Kerrisdale. The Authors have obtained all information herein from sources they believe to be accurate and reliable. However, such information is presented "as is", without warranty of any kind – whether express or implied. The Authors make no representation, express or implied, as to the accuracy, timeliness, or completeness of any such information or with regard to the results obtained from its use. All expressions of opinion are subject to change without notice, and the Authors do not undertake to update or supplement this report or any information contained herein.

This document is for informational purposes only and it is not intended as an official confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice. The information included in this document is based upon selected public market data and reflects prevailing conditions and the Authors' views as of this date, all of which are accordingly subject to change. The Authors' opinions and estimates constitute a best efforts judgment and should be regarded as indicative, preliminary and for illustrative purposes only. Any investment involves substantial risks, including, but not limited to, pricing volatility, inadequate liquidity, and the potential complete loss of principal. This report's estimated fundamental value only represents a best efforts estimate of the potential fundamental valuation of a specific security, and is not expressed as, or implied as, assessments of the quality of a security, a summary of past performance, or an actionable investment strategy for an investor.

This document does not in any way constitute an offer or solicitation of an offer to buy or sell any investment, security, or commodity discussed herein or of any of the affiliates of the Authors. Also, this document does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. To the best of the Authors' abilities and beliefs, all information contained herein is accurate and reliable. The Authors reserve the rights for their affiliates, officers, and employees to hold cash or derivative positions in any Company discussed in this document at any time. As of the original publication date of this document, investors should assume that the Authors own shares of MHGC and have positions in financial derivatives that reference this security and stand to potentially realize gains in the event that the market valuation of the Company's common equity is higher than prior to the original publication date. These affiliates, officers, and individuals shall have no obligation to inform any investor about their historical, current, and future trading activities. In addition, the Authors may benefit from any change in the valuation of any other companies, securities, or commodities discussed in this document. Analysts who prepared this report are compensated based upon (among other factors) the overall profitability of the Authors' operations and their affiliates. The compensation structure for the Authors' analysts is generally a derivative of their effectiveness in generating and communicating new investment ideas and the performance of recommended strategies for the Authors. This could represent a potential conflict of interest in the statements and opinions in the Authors' documents.

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